UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **April 17, 2008**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)

Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 — Financial Information

Item 2.02   Results of Operations and Financial Condition.

On April 17, 2008, HNI Corporation issued a press release announcing its financial results for the first quarter of fiscal 2008. A copy of the press release is attached hereto as Exhibit 99.

The information in this Current Report on Form 8-K and the attached Exhibit shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Section 9 — Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

The following exhibit relating to Item 2.02 is filed as a part of this Current Report on Form 8-K.

Exhibit No.	**Description**
99	Text of press release dated April 17, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: April 17, 2008

By /s/ Steven M. Bradford
    Steven M. Bradford
    Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.   **Description**

99   Text of press release dated April 17, 2008.



HNI Corporation 408 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

EXHIBIT 99

HNI

News Release

For Information Contact:
Marshall H. Bridges, Vice President and Treasurer (563) 272-4844

HNI CORPORATION ANNOUNCES RESULTS FOR FIRST QUARTER FISCAL 2008

MUSCATINE, Iowa (April 17, 2008) – **HNI Corporation** (NYSE: HNI) today announced first quarter sales of $563.4 million and net income of $4.0 million for the quarter ending March 29, 2008. Net income per diluted share for the quarter was $0.09. When excluding restructuring charges and transition costs, non-GAAP net income per diluted share was $0.21.

First Quarter Summary Comments

"We faced very challenging economic conditions during the quarter. Demand in the supplies-driven channel of our office furniture business, which primarily consists of small office and home office purchases, experienced substantial weakness. Declining consumer sentiment and small business confidence appear to be adversely impacting this channel. Our contract businesses, which typically involve larger companies and longer selling cycles, performed to our expectations.

"Our hearth business continues to face severe conditions in the new construction channel. The relative strength of our alternative fuel products and the Harman Stove acquisition were not enough to offset overall market conditions. The hearth segment posted a loss for the quarter, but we continue to expect it will be profitable for the year.

"Along with declining demand, we were negatively impacted by increased freight costs and higher than anticipated transition costs related to the consolidation of an office furniture facility, the closure of two distribution centers, and the start-up of a new distribution center," said Stan Askren, HNI Corporation Chairman, President and Chief Executive Officer.

First Quarter

Dollars in Millions Except per share data	Three Months Ended		Percent
	3/29/2008	3/31/2007	Change
Net Sales	$563.4	$609.2	-7.5%
Gross Margin	$184.0	$206.7	-11.0%
Gross Margin %	32.7%	33.9%	
SG&A	$173.4	$170.7	1.6%
SG&A %	30.8%	28.0%	
Operating Income	$10.7	$36.0	-70.4%
Operating Income %	1.9%	5.9%	
Income from Continuing Operations	$4.0	$20.7	-80.7%
Earnings per share from Continuing Operations – Diluted	$0.09	$0.43	-79.1%

- Consolidated net sales for the first quarter decreased 7.5 percent to $563.4 million. Acquisitions contributed $20.2 million or 3.3 percentage points of sales.

- Gross margins were 1.2 percentage points lower than prior year primarily due to decreased volume and accelerated depreciation and transition costs related to the shutdown of office furniture facilities.

- Total selling and administrative expenses, including restructuring charges, as a percent of sales, increased due to costs associated with new acquisitions, higher non-volume related freight costs, increased restructuring costs, and transitional costs associated with plant consolidation. These were partially offset by lower volume-related and incentive-based compensation costs and cost containment initiatives.

- The Corporation incurred $8.5 million of restructuring charges and transition costs during the first quarter in connection with a facility shutdown, a facility ramp-up, closure of two distribution centers and start up of a new distribution center. These included $0.4 million of accelerated depreciation and $3.9 million of other transition costs recorded in cost of sales, $0.8 million of costs recorded as restructuring costs, and $3.4 million of other transition costs recorded in selling and administrative expenses.

- The Corporation completed the purchase of HBF, a leading provider of premium upholstered seating, textiles, wood tables, and wood case goods for the office environment, on March 29, 2008. The funding of the transaction did not occur until March 31, 2008.

- The effective tax rate for first quarter 2008 increased to 43.9 percent compared to 35.5 percent in first quarter 2007 due to a deferred tax adjustment. The Corporation anticipates its annualized tax rate for 2008 to be approximately 35.6 percent including the adjustment.

- Net income per share was favorably impacted $0.01 per share as a result of the Corporation's share repurchase program.

First Quarter – Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measure)

Dollars in millions except per share data

	Three Months Ended 3/29/08			Three Months Ended 3/31/07		
	Gross Profit	Operating Income	EPS	Gross Profit	Operating Income	EPS
As Reported (GAAP)	$184.0	$10.7	$0.09	$206.7	$36.0	$0.43
% of Net Sales	32.7%	1.9%		33.9%	5.9%	
Restructuring and impairment	$ 0.4	$ 1.2	$0.02	$ -	$(0.1)	$ -
Transition costs	$ 3.9	$ 7.3	$0.10	$ -		
Results excluding restructuring and transition costs	$188.3	$19.2	$0.21	$206.7	$35.9	$0.43
% of Net Sales	33.4%	3.4%		33.9%	5.9%	

Cash flow from operations for the first three months decreased to $2.0 million compared to $40.8 million last year. The decrease was due to lower earnings and an increase in working capital requirements in the current year. Capital expenditures increased to $17.6 million in 2008 from $13.3 million in 2007 primarily due to new product introductions and the previously mentioned facility consolidation. The Corporation repurchased 704,700 shares of its common stock at a cost of approximately $22.1 million during the first quarter of 2008, compared to $13.1 million in the same period last year. Approximately $170.1 million remains under the current repurchase authorization.

Discontinued Operations

The Corporation completed the sale of a small, non-core component of the office furniture segment during the second quarter of 2007. Revenues and expenses associated with the business operations are presented as discontinued operations for all periods presented in the financial statements.

Office Furniture

| Dollars in Millions | Three Months Ended | | Percent |
	3/29/2008	3/31/2007	Change
Sales	$466.0	$497.9	-6.4%
Operating Profit	$18.8	$39.1	-52.0%
Operating Profit %	4.0%	7.8%	

Office Furniture Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measures)

| Dollars in millions | Three Months Ended | | Percent |
	3/29/08	3/31/07	Change
Operating profit, as Reported (GAAP)	$18.8	$39.1	-52.0%
% of Net Sales	4.0%	7.8%	
Restructuring and impairment	$ 1.2	$(0.1)	
Transition costs	$ 7.3	$ -	
Operating profit, excluding restructuring and transition costs	$27.2	$38.9	-30.0%
% of Net Sales	5.8%	7.8%	

- First quarter net sales for the office furniture segment decreased $31.8 million to $466.0 million due to lower sales from the supplies-driven channel. Acquisitions contributed $6.9 million or 1.4 percentage points of sales.

- Operating profit for the quarter decreased $20.3 million as a result of lower volume, increased non-volume related freight, restructuring and transition costs related to a plant shutdown, a facility ramp-up, closure of two distribution centers and start-up of a new distribution center, and increased investments in growth initiatives and selling capabilities.

Hearth Products

Dollars in Millions	Three Months Ended		Percent
	3/29/2008	3/31/2007	Change
Sales	$97.4	$111.3	-12.6%
Operating Profit	($2.9)	$7.7	-137.1%
Operating Profit %	-2.9%	6.9%	

- First quarter net sales for the hearth products segment decreased $14.0 million. Acquisitions completed during 2007 contributed approximately $13.3 million or 11.9 percentage points. Excluding acquisitions, sales declined 24.5 percent driven by a severe decrease in new construction channel revenue.
- Operating profit for the quarter decreased $10.6 million due to lower volume and a larger mix of lower margin remodel/retrofit business.

Outlook

"We expect the economy to continue to be difficult. We'll work to offset market weakness by eliminating waste, attacking structural cost, and streamlining our businesses, consistent with our past practice. We remain optimistic about the future and will continue our investment in growth initiatives and position for the market recovery. Our business platforms remain strong, and we are committed to come out of this cycle stronger than ever," said Mr. Askren.

The Corporation remains focused on creating long-term shareholder value by growing its business through investment in building brands, product solutions and selling models, enhancing its strong member-owner culture, and remaining focused on its long-standing rapid continuous improvement programs to build best total cost and a lean enterprise.

Conference Call

HNI Corporation will host a conference call on Thursday, April 17, 2008 at 10:00 a.m. (Central) to discuss first quarter 2008 results. To participate, call the conference call line at 1-888-553-0349. A replay of the conference call will be available until Thursday, April 24, 2008, 11:59 p.m. (Central). To access this replay, dial 1-800-475-6701 – Access Code: 917012. A link to the simultaneous web cast can be found on the Corporation's web site at www.hnicorp.com.

Non-GAAP Financial Measures

This earnings release contains certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets, or statements of cash flow of the company. Pursuant to the requirements of Regulation G, the Corporation has provided a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure.

The non-GAAP financial measures used within this earnings release are: gross profit, operating income, operating profit and net income per diluted share (i.e., EPS), excluding restructuring and transition costs. These measures are presented because management uses this information to monitor and evaluate financial results and trends. Therefore, management believes this information is also useful for investors.

HNI Corporation is a NYSE traded company providing products and solutions for the home and workplace environments. HNI Corporation is the second largest office furniture manufacturer in the world and is also the nation's leading manufacturer and marketer of gas- and wood-burning fireplaces. The Corporation's strong brands, including HON®, Allsteel®, Gunlocke®, Paoli®, Maxon®, Lamex®, HBF® , Heatilator®, Heat & Glo™, Quadra-Fire®, and Harman Stove™ have leading positions in their markets. HNI Corporation is committed to maintaining its long-standing corporate values of integrity, financial soundness and a culture of service and responsiveness. By doing so, in 2008 the Corporation was recognized by *Fortune* Magazine as one of America's Most Admired Companies. In 2007, the Corporation was recognized by *IndustryWeek* as one of the 50 Best U.S. Manufacturing Companies for the fifth consecutive year. HNI Corporation's common stock is traded on the New York Stock Exchange under the symbol HNI. More information can be found on the Corporation's website at www.hnicorp.com.

Statements in this release that are not strictly historical, including statements as to plans, outlook, objectives, and future financial performance, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "could," "confident," "estimate," "expect," "forecast," "hope," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "will," and variations of such words and similar expressions identify forward-looking statements. Forward-looking statements involve known and unknown risks, which may cause the Corporation's actual results in the future to differ materially from expected results. These risks include, without limitation: the Corporation's ability to realize financial benefits from its (a) price increases, (b) cost containment and business simplification initiatives for the entire Corporation, (c) investments in strategic acquisitions, new products and brand building, (d) investments in distribution and rapid continuous improvement, (e) repurchases of common stock, (f) ability to maintain its effective tax rate, and (g) consolidation and logistical realignment initiatives; uncertainty related to the availability of cash to fund future growth; lower than expected demand for the Corporation's products due to uncertain political and economic conditions, including, with respect to the Corporation's hearth products, the protracted decline in the housing market; lower industry growth than expected; major disruptions at our key facilities or in the supply of any key raw materials, components or finished goods; uncertainty related to disruptions of business by terrorism, military action, acts of God or other Force Majeure events; competitive pricing pressure from foreign and domestic competitors; higher than expected costs and lower than expected supplies of materials (including steel and petroleum based materials); higher than expected costs for energy and fuel; changes in the mix of products sold and of customers purchasing; restrictions imposed by the terms of the Corporation's revolving credit facility and note purchase agreement; currency fluctuations and other factors described in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

###

HNI CORPORATION

Unaudited Condensed Consolidated Statement of Operations

	Three Months Ended	
(Dollars in thousands, except per share data)	Mar. 29, 2008	Mar. 31, 2007
Net sales	$563,383	$609,200
Cost of products sold	379,345	402,500
Gross profit	184,038	206,700
Selling and administrative expenses	172,555	170,814
Restructuring and impairment charges	818	(136)
Operating income	10,665	36,022
Interest income	463	252
Interest expense	3,877	4,288
Earnings from continued operations before income taxes and minority interest	7,251	31,986
Income taxes	3,180	11,363
Earnings from continuing operations before minority interest	4,071	20,623
Minority interest in earnings of subsidiary	94	(28)
Income from continuing operations	3,977	20,651
Discontinued operations, less applicable income taxes	-	30
Net income	$ 3,977	$ 20,681
Net income from continuing operations – basic	$0.09	$0.43
Net income from discontinued operations – basic	-	$0.00
Net income per common share – basic	$0.09	$0.43
Average number of common shares outstanding – basic	44,537,399	47,995,728
Net income from continuing operations – diluted	$0.09	$0.43
Net income from discontinued operations – diluted	-	$0.00
Net income per common share – diluted	$0.09	$0.43
Average number of common shares outstanding - diluted	44,705,603	48,278,102

Unaudited Condensed Consolidated Balance Sheet

Assets	As of		**Liabilities and Shareholders' Equity**	As of	
(Dollars in thousands)	Mar. 29, 2008	Dec. 29, 2007		Mar. 29, 2008	Dec. 29, 2007
Cash and cash equivalents	$ 30,310	$ 33,881	Accounts payable and		
Short-term investments	9,750	9,900	accrued expenses	$ 295,238	$ 367,320
Receivables	251,902	288,777	Note payable and current		
Inventories	111,239	108,541	maturities of long-term debt	50,660	14,715
Deferred income taxes	18,817	17,828	Current maturities of other		
Prepaid expenses and			long-term obligations	329	2,426
other current assets	29,475	30,145			
Current assets	451,493	489,072	Current liabilities	346,227	384,461
			Long-term debt	286,300	280,315
			Capital lease obligations	666	776
Property and equipment - net	308,388	305,431	Other long-term liabilities	130,836	55,843
Goodwill	316,700	256,834	Deferred income taxes	27,774	26,672
Other assets	156,643	155,639			
			Minority interest in subsidiary	144	1
			Shareholders' equity	441,277	458,908
			Total liabilities and		
Total assets	$1,233,224	$1,206,976	shareholders' equity	$1,233,224	$1,206,976

Unaudited Condensed Consolidated Statement of Cash Flows

	Three Months Ended	
(Dollars in thousands)	Mar. 29, 2008	Mar. 31, 2007
Net cash flows from (to) operating activities	$ 1,974	$40,845
Net cash flows from (to) investing activities:		
Capital expenditures	(17,624)	(13,325)
Acquisition spending	-	(782)
Other	1,922	(1,285)
Net cash flows from (to) financing activities	10,157	(28,969)
Net increase (decrease) in cash and cash equivalents	(3,571)	(3,516)
Cash and cash equivalents at beginning of period	33,881	28,077
Cash and cash equivalents at end of period	$30,310	$24,561

Unaudited Business Segment Data

	Three Months Ended	
(Dollars in thousands)	Mar. 29, 2008	Mar. 31, 2007
Net sales:		
Office furniture	$ 466,025	$ 497,851
Hearth products	97,358	111,349
	$ 563,383	$ 609,200
Operating profit:		
Office furniture (1)		
Operations before restructuring charges	$ 19,550	$ 38,926
Restructuring and impairment charges	(799)	136
Office furniture - net	18,751	39,062
Hearth products		
Operations before restructuring charges	(2,847)	7,721
Restructuring and impairment charges	(19)	-
Hearth products - net	(2,866)	7,721
Total operating profit	15,885	46,783
Unallocated corporate expense	(8,778)	(14,753)
Income before income taxes	$ 7,107	$ 32,030
Depreciation and amortization expense:		
Office furniture	$ 12,076	$ 12,354
Hearth products	3,846	3,688
General corporate	1,099	1,140
	$ 17,021	$ 17,182
Capital expenditures – net:		
Office furniture	$ 13,912	$ 10,825
Hearth products	2,844	2,207
General corporate	868	293
	$ 17,624	$ 13,325

	As of	As of
	Mar. 29, 2008	Mar. 31, 2007
Identifiable assets:		
Office furniture	$ 776,650	$ 706,275
Hearth products	339,552	356,638
General corporate	117,022	110,297
	$1,233,224	$1,173,210

(1) Includes minority interest

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